NEWS RELEASE

INTEROIL COMMENCES LOGGING AND CORING OPERATIONS AT ANTELOPE-1 WELL

January 7, 2009 -- InterOil Corporation (IOL:TSX) (IOC:US NYSE Alternext) (IOC:POMSoX) announced that it has successfully drilled 2,041 feet (622 meters) into the Antelope reservoir, following the confirmation of gas and condensate at the top of the reef announced on December 31, 2008.  The top of the reservoir was intersected at 5,735 feet (1,748 meters).  Drilling continued from 5,738 feet (1,749 meters) to 5,837 feet (1,779 meters) with an under-balanced system.  At 5,837 feet (1,779 meters) total losses were experienced and forced the change to a mud cap system.

Highlights:

•	First dolomite was seen at 5,689 feet, with reefal shallow marine facies encountered until total losses of drilling mud and cuttings at surface.

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The dolomitized facies had ‘good to very good’ visible matrix and vugular porosity observed in the cuttings 5,735 feet (1,748 meters) to 5,837 feet (1,779 meters) during under-balanced drilling operations.

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The permeability has been exceptional with total loss to the formation of over 73,000 bbls of drilling fluid and all cuttings below 5,837 feet (1,779 meters).  The well has remained clean with no indications of cuttings build up or bridging despite very good penetration rates.

The forward program is to log the well, core the lower section from 7,776 feet (2,370 meters) to 7,953 feet (2,424 meters) in order to acquire reservoir data and to evaluate the heavy condensate seen at Elk-4.  Once coring operations are complete, the plan is to drill ahead conventionally to approximately 8,200 feet (2,500 meters) and test and fully evaluate the well.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Cairns Qld, Australia
Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning drilling activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.